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                           OFFER TO PURCHASE FOR CASH
                   UP TO 2,800,000 SHARES OF ITS COMMON STOCK

           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       AT
            A PURCHASE PRICE NOT IN EXCESS OF $77 NOR LESS THAN $67
                                       OF
                            ALLIANT TECHSYSTEMS INC.

  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, DECEMBER 8, 1998 UNLESS THE OFFER IS EXTENDED.

    To the Participants in the Alliant Techsystems Inc. 1991 Monthly Common Stock Purchase Program (the "1991 ESPP") or the Alliant Techsystems Inc. 1997 Employee Stock Purchase Plan (the "1997 ESPP" and together with the 1991 ESPP the "ESPP Plans"):

    Enclosed for your consideration are the Offer to Purchase, dated November 6, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal which together constitute (the "Offer) setting forth Alliant Techsystems Inc.'s offer to purchase up to 2,800,000 shares of its Common Stock (including the associated preferred stock purchase rights (the "Shares")) at a price not greater than $77 nor less that $67 per share. The offer is being conducted through a procedure commonly referred to as a modified "Dutch Auction." If you do not wish to sell any of the Shares held in your ESPP Plan account (the "ESPP Shares"), you do not need to take any action.

    If you would like to sell some or all of your ESPP Shares in response to this offer, you may either:

    - specify the price, within the above range, at which you are willing to sell some or all of your shares; or

    - elect to sell some or all of your shares at a price determined by the modified "Dutch Auction" procedure.

    The number of shares that will be purchased by the Company in the Offer and the price at which they will be purchased, will depend upon the number of shares tendered (offered for sale) to the Company and the price at which the tendering stockholders specify that they are willing to sell their shares.

    - If 2,800,000 or fewer shares are tendered, the Company will buy all tendered shares at the highest price specified by any tendering stockholder.

    - If more than 2,800,000 shares are tendered, the Company will select the single price at or below which tendering stockholders have offered to sell at least 2,800,000 shares. In such event, stockholders tendering shares at or below the selected price will have their shares purchased at such selected price on a pro rata basis. Any such stockholder who owns less than 100 Shares will have all of his or her shares purchased. This "odd lot" preference will not apply to shares acquired under the Company's 401(k) plans or ESPP Plans. Shares tendered at prices above the selected price will not be purchased. Shares not purchased will be returned to the tendering stockholder.

    You must carefully follow the instructions below if you want to tender some or all of the Shares held in your ESPP account. Failure to follow such instructions properly may make you ineligible to tender such Shares in the Company's offer.

    We are the holder of record of the ESPP Shares held for your account. A tender of such ESPP Shares can be made only by us as the holder of record. Pursuant to your instructions, we will complete a Letter of
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Transmittal with respect to ESPP Shares you direct the Administrator to tender on your behalf. BECAUSE THE TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL WILL GOVERN THE TENDER OF YOUR ESPP SHARES, YOU SHOULD READ THE LETTER OF TRANSMITTAL CAREFULLY. HOWEVER, THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER ESPP SHARES HELD BY US FOR YOUR ACCOUNT.

    Under the terms of the 1997 ESPP, participants may not sell 1997 ESPP Shares, including in the Offer, unless 12 months have elapsed since the date such Shares were purchased or the participant for whose account such Shares were purchased has died or terminated employment with the Company or a change of control (as defined in the 1997 ESPP) has occurred. ESPP Shares that may not be sold due to these restrictions will not be tendered in the Offer and will remain credited to participants' 1997 ESPP accounts notwithstanding participants' instructions to tender such Shares. These ESPP Shares will continue to not be eligible for sale until expiration of the one-year holding period, death of the participant, termination of employment with the Company by the participant or the occurrence of a "change of control."

    ESPP Shares that are not purchased in the Company's offer because of the proration process as described below and in the Offer to Purchase (or for any other reason) will be returned to your applicable ESPP Plan account.

    We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

    Your attention is invited to the following:

(1) You may tender Shares at either (i) the price determined by you (in multiples of $0.25), not greater than $77 nor less than $67 per Share, or
    (ii) the price determined by "Dutch Auction."

(2) The Offer is for up to 2,800,000 Shares, constituting approximately 23% of the total Shares outstanding as of November 5, 1998. Although it has no present intention of so doing, the Company reserves the right to purchase more or less than 2,800,000 Shares pursuant to the Offer. The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, conditional on other factors, such as the Company's obtaining the funds necessary to consummate the Offer and to pay all related fees and expenses.

(3) The Offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on Tuesday, December 8, 1998 unless the Offer is extended. SHOULD YOU WISH TO TENDER ALL OR ANY OF YOUR ESPP SHARES, YOU SHOULD INSTRUCT US OF YOUR INTENTIONS IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF AND IN ANY EVENT NO LATER THAN 5:00 P.M. ON WEDNESDAY, DECEMBER 2, 1998. If you would like to withdraw your Shares that we have tendered, you can withdraw them so long as the Offer remains open or at any time after January 17, 1999 if they have not been accepted for payment.

(4) As described in the Offer to Purchase, if more than 2,800,000 Shares have been validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date, as defined in Section 1 of the Offer to Purchase, the Company will prorate the number of Shares it purchases from each person who tenders Shares. This means that the Company will not purchase all of the ESPP Shares you tender under these circumstances. In the event of proration, the Company will purchase Shares in the following order of priority:

    (a) all Shares validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date by any stockholder (an "Odd Lot Owner") who owned beneficially or of record an aggregate of fewer than 100 Shares (not including any Shares held pursuant to the Company's 401(k) plans or the ESPP Plans) as of the close of business on November 5, 1998.

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    (b) after purchase of all of the foregoing Shares, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, all other Shares (including any ESPP Shares) validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional Shares); and

    (c) If conditional tenders would otherwise be deemed to have been withdrawn and, as a result, would cause the total number of Shares to be purchased to fall below 2,800,000, then, to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been so properly withdrawn to permit the Company to purchase 2,800,000 Shares. In selecting among such conditional tenders, the Company will select by random lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased. PLEASE BE AWARE THAT THE COMPANY WILL NOT ACCEPT CONDITIONAL TENDERS OF ESPP SHARES AS PART OF THE OFFER.

(5) Any stock transfer taxes applicable to the sale of Shares to the Company pursuant to the Offer will be paid by the Company, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

(6) Tendering stockholders will not be obligated to pay any brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. However, a tendering stockholder who holds Shares through a broker, dealer or custodian may be required by such entity to pay a service charge or other fee.

(7) If you wish to tender portions of your ESPP Share holdings at different prices, you must notify us, as administrator for the ESPP Plans, of each price at which you wish to tender each such portion of your ESPP Shares. We must submit separate Letters of Transmittal on your behalf for each price specified. The same ESPP Shares cannot be tendered at different prices unless such tendered ESPP Shares are validly withdrawn and retendered.

(8) You may designate the priority in which your Shares shall be purchased in the event of proration.

    NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

    The Offer is being made to all holders of Shares solely pursuant to the Offer to Purchase and the related Letter of Transmittal. This Offer is not being made to (nor will any tender of Shares be accepted from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of Shares therein would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary for the Company to make the Offer in any such jurisdiction and extend the Offer to holders in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

    IN ORDER TO TENDER ESPP SHARES, YOU MUST CALL THE PLAN ADMINISTRATOR AT 1-800-677-1113 IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF BY THE EXPIRATION OF THE OFFER AND IN ANY EVENT NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 2, 1998. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, DECEMBER 8, 1998 UNLESS THE COMPANY EXTENDS THE OFFER. SHARES THAT ARE TENDERED AFTER THIS DEADLINE, AND SHARES THAT ARE OTHERWISE INVALIDLY TENDERED, WILL NOT BE ACCEPTED.

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    As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless withdrawn by the dates specified therein. If you instruct the Plan Administrator to tender ESPP Shares, and you subsequently decide to change your instructions, you may do so by contacting the Plan Administrator at 1-800-677-1113. The notice of withdrawal will be effective only if is received by the Plan Administrator AT OR BEFORE 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 2, 1998. Upon receipt of a timely notice of change of instruction to the Plan Administrator, previous instructions to tender with respect to such Shares will be deemed canceled. If you later wish to retender Shares, you may call the Plan Administrator at the above number.

    If you have questions about tendering ESPP Shares, please call the Plan Administrator, Piper Jaffray Inc. at (800) 677-1113. If you have any questions about the Offer or any of the other matters discussed above, please call MacKenzie Partners, Inc., the Information Agent at (800) 322-2885.

                                          Sincerely,
                                           PIPER JAFFRAY INC.

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